Eldorado Gold Corporation
Common Shares
284902103
June 30, 2003


CUSIP 284902103
1. Sprott Asset Management Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 6,739,000

6. 233,932

7. 6,739,000

8. 233,932

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Eldorado Gold Corporation
(b) 1055 West Hastings Street, Suite 920
    Vancouver, BC
    V6E 2E9
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 284902103

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 6,739,000
    (ii) 233,932
    (iii) 6,739,000
    (iv)  233,932

Item 5
Yes, ceased to hold more than five percent of the class of securities.

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
July 10, 2003
Neal Nenadovic
Chief Financial Officer